SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.



                               FORM U-57

            NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS




                   Filed under section 33(a) of the

        Public Utility Holding Company Act of 1935, as amended





         Italian Vento Power Corporation 4 S.r.l.
              _______________________________
                   (Name of foreign utility company)


                                  by


                         EDISON MISSION ENERGY
                       ________________________
                       (Name of filing company)

                        18101 Von Karman Avenue
                              Suite 1700
                     Irvine, California 92715-1007

     Item 1
     Name and business address of the entity claiming foreign utility company status

     Italian Vento Power Corporation 4 S.r.l.
     Via Circumvallazione, 54/h
     83100 Avellino, Italy

     Description of the facilities used for the generation, transmission, or distribution of electric energy for sale

          Italian Vento Power Corporation 4 S.r.l. ("IVPC") is developing 280.7 MW of wind-generated capacity in rural Italy in eleven projects, consisting of clusters of 660 kW and 600 kW turbines and associated equipment in the following comunes (townships): (1) 47 turbines totaling 30 MW in Andretta and Bisaccia; (2) 60 turbines totaling 39.6 MW in Lacedonia and Monteverde;
     (3) 41 turbines totaling 27.06 MW in Monacilioni, Pielracatella, and Sant Elia; (4) 60 turbines totaling 39.6 MW in Forenza and Maschito; (5) 25 turbines totaling 15 MW in Volturara and Motta Moniecorvino; (6) 30 tur-bines totaling 18 MW in Roselo; (7) 47 turbines totaling 30.3 MW in Celle San Vito, Greci, and Montaguto; (8) 30 turbines totaling 19.8 MW in Panni;
     (9) 45 turbines totaling 29.7 MW in Bortigiadas, Aggius, and Vidalba;
     (10) 34 turbines totaling 22.44 MW in Avigliano; and (11) 14 turbines totaling 9.24 MW in Roseto.
          The projects include transmission lines connecting the generating facilities to the grid, ranging in length from less than 100 meters to a maximum of 9 kilometers. IVPC is also constructing, but will not own, substations associated with the projects.
          IVPC also owns and is currently operating a 2.4 MW project in Rocca San Felice consisting of four 600 kW turbines and associated equipment.



     Ownership of the Company
          IVPC Energy 5 B.V., an indirect wholly-owned subsidiary of Edison Mission Energy ("EME"), acquired 50 percent of IVPC's shares on March 15, 2000. The other 50 percent are owned by IVPC Energy 4 B.V., a Dutch company that is not affiliated with EME.
     Item 2
     Domestic associate public-utility company and holding company

          Southern California Edison Company ("Edison") is the only domestic public-utility company that is an associate company of IVPC. Edison itself has no interest in IVPC. Edison is a direct, wholly-owned subsidiary company of Edison International, which is a public utility holding company exempt from registration under section 3(a)(1)of the Act, pursuant to Rule 2.
          EME, which holds indirect interests in IVPC as set forth above, is wholly-owned by The Mission Group, which is wholly-owned by Edison International.


     EXHIBIT A

     Documents incorporated by reference
          Edison is the only associate company or affiliate of IVPC that is subject to the regulation of its retail electric or gas rates by a State commission. The California Public Utilities Commission ("PUC") is the sole State commission with jurisdiction over the retail rates of Edison.
          Section 33(a)(2) of the Act provides that an exemption under section 33(a)(1)shall not apply or be effective unless every State commission having jurisdiction over the retail electric or gas rates of a public utility company that is an associate company or an affiliate company of a company otherwise exempted under section 33(a)(1) "has certified to the Commission that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." However, this requirement is deemed satisfied if the State commission had, prior to the date of enactment of the Energy Policy Act of 1992
     (October 24, 1992) "on the basis of prescribed conditions of general applicability, determined that ratepayers of a public utility company are adequately insulated from the effects of diversification and the diversification would not impair the ability of the State commission to regulate effectively the operations of such company." As contemplated by this provision, the PUC in authorizing the creation of Edison International (formerly SCEcorp) in 1988 considered the effect of diversification on Edison. The PUC imposed various conditions of general applicability on the operations of the holding company system and, based on those conditions, determined that the ratepayers of Edison are adequately insulated from the effects of diversification, and that diversification would not impair the PUC's ability to regulate effectively Edison's operations.
          In approving the formation of the Edison International holding company system, the PUC imposed 15 conditions of general applicability on Edison and the holding company. Southern California Edison Company, 90 PUR4th 45 (Cal. PUC 1988). In formulating these conditions, the PUC recognized the primary importance of insulating Edison's ratepayers from the effect of diversification: "The one thing we must make sure of is that the activities of the holding company and its nonutility enterprises do not adversely affect the ratepayers of the utility." Id. at 63. The PUC concluded that the conditions it adopted with regard to financial controls and reporting were "adequate to support our regulatory function" of so insulating Edison's ratepayers. Id. Accordingly, the PUC adopted the conclusion of its Division of Ratepayer Advocates that the general conditions imposed upon the holding company would "[e]nsure that Edison ratepayers are insulated from all effects of nonutility activities."
     Id. at 69
          Additionally, the PUC found that "given the conditions we will require, there should be no diminution of the Commission's ability to regulate Edison effectively or Edison's ability to provide reliable utility service at reasonable rates." Id. at 57. "The proposed reorganization is designed to result in a corporate structure which enhances management's ability to take advantage of nonutility business opportunities should they arise while not diminishing the Commission's ability to effectively regulate utility operations." Id. at 68.
          Accordingly, IVPC meets the criteria set forth in section 33(a) for qualification as a "foreign utility company."
          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         By:
                              Paul Gracey
                              Regional Vice President
                              Edison Mission Energy
                              18101 Von Karman Avenue, Suite 1700
                              Irvine, California 92715-1007


     April 10, 2000